SMIC President and CEO Dr. Richard Chang to Run Anchor Leg of Beijing Economic and Technical Development Area Portion of Olympic Torch Relay

Beijing, China, August 8 – On the day of the opening ceremonies of the 2008 Beijing Olympic Games, the Olympic torch relay made its final run through Beijing and into the Olympic Stadium. This morning, the torch passed through the Beijing Economic and Technical Development Area (BDA), where torchbearer Dr. Richard Ru-Gin Chang, President, CEO, and executive director of Semiconductor Manufacturing International Corporation (SMIC), ran the anchor leg of the BDA portion of the Olympic torch relay.

At 11:20 a.m., under Olympic flags waving in the breeze, Dr. Chang received the torch and ran the final 70 meters of the relay route in the BDA. As he ran, spectators along the way cheered, “Go Olympics, go China, go Richard!” After Dr. Chang completed his leg of the torch relay, he was enveloped by well-wishers.

Dr. Chang was pleased to have been selected as an Olympic torchbearer. “I was born in mainland China, so I am immensely honored to be one of the relay torchbearers in the Beijing Olympics, which is the realization of a dream for millions of Chinese people,” he said. “After studying and working overseas for more than 30 years, I was very happy to have the opportunity to move back to China and play a role in developing its semiconductor industry. I wish great success for the Beijing Olympics and great prosperity for China and for all Chinese, whether at home or overseas.”

SMIC, the leading integrated silicon-manufacturing foundry in China and one of the most advanced in the world, was founded in Shanghai in 2000 and completed its Beijing fab, located in Beijing’s BDA, in 2004. The 300mm fab was the first in mainland China. Dr. Chang was selected in August 2007 as one of three Olympic torchbearers representing the Beijing BDA.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 65nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

Press Contacts:

SMIC Beijing
Rena Xia
Public Relations
TEL: 86-10-67855000 ext. 20403
Email: Rena_Xia@smics.com